SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                        Crescent Operating, Inc.
                          (Name of Issuer)

                    Common Stock, $.01 par value
                   (Title of class of securities)

                           22575M 10 0
                          (CUSIP Number)

                       Peter A. Nussbaum, Esq.
                      Schulte Roth & Zabel LLP
                        900 Third Avenue
                      New York, New York  10022
                          (212) 756-2000

(Name, address and telephone number of person authorized to receive notices and communications)

                          August 22, 1997
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule   13G
to report the acquisition which is the subject of this   Schedule 13D,
and is filing this schedule because of Rule 13d-   1(b)(3) or (4), check
the following box [ ].
Check the following box if a fee is being paid with the statement   [ ].
(A fee is not required only if the reporting person: (1)   has a
previous statement on file reporting beneficial ownership   of more than
five percent of the class of securities described in   Item 1; and (2)
has filed no amendment subsequent thereto   reporting beneficial
ownership of five percent or less of such   class.)  (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18   of the
Securities Exchange Act of 1934 ("Act") or otherwise   subject to the
liabilities of that section of the Act but shall   be subject to all
other provisions of the Act (however, see the   Notes).

                              SCHEDULE 13D

CUSIP No. 22575M 10 0                                Page 2 of 8 Pages

      1        NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY
      4        SOURCE OF FUNDS*
               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            919,837

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          919,837
PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     919,837

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    8.34%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 22575M 10 0  				            Page 3 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY
      4        SOURCE OF FUNDS*
               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            9,992

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          9,992
PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     9,992

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

                     .09%

     14	TYPE OF REPORTING PERSON*
                     PN

                                                      Page 4 of 8 Pages
Item 1. Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Crescent Operating, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Main Street, Fort Worth, Texas 76102.

Item 2. Identity and Background

This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II", and together with Gotham, the "Reporting Persons"). Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account.

Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II. The business address of each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after appropriate inquiry.


Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock purchased by Gotham was $12,993,310 and the aggregate purchase price of the Common Stock purchased by Gotham II was $137,710. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.

The aggregate purchase price of the Common Stock purchased by two individual retirement accounts for the benefit of Mr. Ackman's spouse (the "IRA Accounts") is $21,716. Such Common Stock was purchased with the assets of the IRA Accounts.

                                                     Page 5 of 8 Pages

Item 4.  Purpose of the Transaction

The Reporting Persons acquired the Common Stock for investment purposes, and the Reporting Persons intend to continue to evaluate the performance of such Common Stock as an investment in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend and compensation policies.

Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Company.

Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.

Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

(a)	Gotham owns 919,837 shares of Common Stock as of the date of this
Statement, representing an aggregate of approximately 8.34% of the outstanding Common Stock of the Company. Gotham II owns 9,992 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .09% of the outstanding Common Stock of the Company. Mr. Ackman's spouse owns 1,294 shares of Common Stock held in the IRA Accounts representing approximately .01% of the outstanding Common Stock. The percentages in this paragraph are calculated based upon 11,025,547 outstanding shares of Common Stock of the Company, as of June 30, 1997, as reported in the Company's Form 10-Q for the quarter ended June 30, 1997. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham and Gotham II and Mr. Ackman may be deemed to be the beneficial owner of the shares held in his spouse's IRA Accounts).

(b)	Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Mrs. Ackman has sole power to vote and to dispose of the Common Stock held in the IRA Accounts.

                                                           Page 6 of 8 Pages
(c)	The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham II and the IRA Accounts. In each case, the transactions were effected through open-market purchases, except as indicated below.


Gotham
Date						                       Common Stock	             	Price per
						                            Purchased			              Share ($)

06/13/97                             66,770                   3.00
07/02/97                             27,650                  12.625
07/11/97                             58,288 			                .000*
08/12/97                            100,145                  16.6857
08/15/97                              7,420                  16.625
08/19/97                             24,740                  16.75
08/21/97                             24,740			               16.75
08/22/97                             94,012                  16.5197
08/22/97                            247,400                  16.50
08/28/97                                494			               16.375
08/28/97                            269,178                  15.5775


Gotham II

Date						                       Common Stock		             Price per
						                            Purchased			              Share ($)

06/13/97                              1,000                   3.00
07/02/97                                300                  12.625
07/09/97                                621 			                .000*
08/12/97                              1,055                  16.6857
08/15/97                                 80                  16.625
08/19/97                                260                  16.75
08/21/97                                260			               16.75
08/22/97                                988                  16.5197
08/22/97                              2,600                  16.50
08/28/97                                  6			               16.375
08/28/97                              2,822                  15.5775


IRA Accounts

Date						                       Common Stock		             Price per
						                            Purchased			              Share ($)

08/27/97                                919                  16.75
08/27/97                                375                  16.86

*These shares were received as part of an option transaction described in item six below.





Except as described above, none of Gotham, Gotham II, Section H,
Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

(d)	and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 24, 1997 Gotham and Gotham II entered into option agreements with Morgan Guaranty Trust Company of New York ("Morgan") in which Gotham and Gotham II purchased call options on Crescent Real Estate Equities Co. ("Crescent"). As part of the agreements, Morgan agreed to deliver to Gotham at no cost any of the Company's Common Stock received by Morgan as the result of its ownership of Crescent shares held in order to hedge its short call position in Crescent. Gotham and Gotham II received 58,288 and 621 shares, respectively, of the Common Stock as a result of these agreements.

Other than the above-mentioned agreement, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or
voting of any of the securities, finder's fees, joint   ventures, loan
or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

The following exhibit is being filed with this Schedule:
Exhibit 1   A written agreement relating to the filing of joint
acquisition   statements as required by Rule 13d-1(f)(1) promulgated
under the Securities   Exchange Act of 1934, as amended.

                                                      Page 7 of 8 Pages

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 2, 1997

          GOTHAM PARTNERS, L.P.

              By:   Section H Partners, L.P.
                    its general partner

                    By: Karenina Corp.,
                        a general partner of Section H Partners,
                        L.P.



                    By: /s/ William A. Ackman
                        William A. Ackman
                        President

         GOTHAM PARTNERS II, L.P.

              By:   Section H Partners, L.P.
                    its general partner

                    By: Karenina Corp.,
                    a general partner of Section H Partners,
                    L.P.


                    By: /s/ William A. Ackman
                    William A. Ackman
                    President